Exhibit 99.9

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		ROBERT JAMES STACK

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
			ROBERT JAMES STACK	355,994
			ROBERT JAMES STACK (ADRS)	29,217
			BANK OF NEW YORK NOMINEES LTD A/C 491849	36,958
			BANK OF NEW YORK NOMINEES LTD A/C 491846	239,764

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary
			GRANT OF OPTIONS OVER SHARES UNDER THE COMPANY’S US AND CANADA EMPLOYEE STOCK PURCHASE PLAN 1994

7.	Number of shares acquired N/A	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share N/A	13.	Date of transaction 3 APRIL 2003	14.	Date company informed 29 MAY 2003

15.	Total holding following this notification 661,933			16.	Total percentage holding of issued class following this notification 0.03%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 3 APRIL 2003	18.	Period during which or date on which exercisable 18 APRIL – 29 APRIL 2005

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number AMERICAN DEPOSITARY RECEIPTS (EACH EQUIVALENT TO 4 ORDINARY SHARES): 535

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise US$ 18.66	22.	Total number of shares or debentures over which options held following this notification OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 1,348,190

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification J MILLS GROUP DEPUTY SECRETARY

Date of notification 30 MAY 2003